inTEST Corporation 804 East Gate Drive, Suite 200 Mt. Laurel, NJ 08054 Phone: (856) 505-8800 FAX: (856) 505-8801 E-mail: h.regan.jr@intest.com

November 18, 2020

Via E-mail and EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	inTEST Corporation Registration Statement on Form S-3 File Number 333-250047

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, inTEST Corporation (the “Company”) hereby requests acceleration of the effective date for the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m., Eastern Time, on November 19, 2020, or as soon thereafter as is practicable.

Thank you for your assistance with this request. Please direct any questions regarding the foregoing to Katayun Jaffari, Esq. of Cozen O’Connor at (215) 665-4622.

Sincerely,

inTEST Corporation

/s/ Hugh T. Regan, Jr.

Hugh T. Regan, Jr.
Secretary, Treasurer and
Chief Financial Officer

cc:	Katayun Jaffari, Esq.
Jeffrey Gabor